UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

PHARMA-BIO SERV, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71711N100

(CUSIP Number)

Ms. Zaida M. Rodríguez, Treasurer

SAN JUAN HOLDINGS, INC.

MCS PLAZA, SUITE #305

255 PONCE DE LEON AVE.

SAN JUAN, PR 00917

787-282-0303

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

January 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐ Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 71711N100

SCHEDULE 13D/A

1	Name of Reporting Person

San Juan Holdings, Inc.

I.R.S. Identification No. of Above Person

66-0554574

2	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3	SEC Use Only

4	Source of Funds

WC

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to

Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Puerto Rico

Number of	7	Sole Voting Power
Shares Bene-		4,100,119 shares By Each
ficially	8	Shared Voting Power
Owned by Each		0
Reporting	9	Sole Dispositive Power
Person With		4,100,119 shares
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

4,100,119 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13	Percent of Class Represented by Amount in Row (11)

_18.2%

14	Type of Reporting Person

CO

Item 1. Security and Issuer.

This statement relates to shares of common stock, par value $0.0001 per share, (the "Common Stock") and to warrants to purchase Common Stock of Pharma-Bio Serv, Inc., a Delaware corporation (the "Company" or “Issuer”) having its principal executive offices at Pharma-Bio Serv Building, #6 Road 696, Dorado, Puerto Rico 00646.

Item 2. Identity and Background.

This Statement is filed by San Juan Holdings, Inc., a Puerto Rico corporation, (the "Reporting Person"), whose business address is MCS Plaza, Suite #305, 255 Ponce de Leon Avenue, San Juan, PR, 00917. The Reporting Person is principally engaged in providing M&A and other corporate financial advisory services and making principal investment in public and private companies. Addison M. Levi III, and Ramon Dominguez are both U. S. citizens, Co-Founders, Shareholders and Principals of the Reporting Person.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting

Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person provided all the funds from its internal working capital to fund the exercise and purchase of 1,830,991 shares of Common Stock at an exercise price of $0.06 per share.

Item 4. Purpose of Transaction.

All Issuer's securities owned by the Reporting Person have been acquired by the Reporting Person for investment purposes only.

Subject to on going evaluation and analysis, the Reporting Person may consider certain plans or proposals to increase shareholders’ value that may relate to or may result in (i) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; and/or (ii) a material change in the present dividend policy of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)	& (b) As of the Date of Event which required filing this Statement, the Reporting Person is the beneficial owner of 4,100,119 shares of Common Stock in the Issuer, which represents approximately 18.2% of the total outstanding shares (fully-diluted basis). The Reporting Person has sole power to vote and dispose of each of the 4,100,119 shares of Issuer's Common Stock.

On January 25, 2011, 510,600 warrants to purchase Common Stock owned by the Reporting Person, expired and are no longer available for exercise by the Reporting Person.

On January 24, 2010, 75,724 warrants to purchase Common Stock owned by the Reporting Person, expired and are no longer available for exercise by the Reporting Person.

On July 9, 2008, the Reporting Person sold 125,000 warrants to purchase Common Stock to E. Plaza, the President and CEO of the Company, for total proceeds of $96,250. On July 10, 2008, The Reporting Person used $40,141 of such proceeds to exercise warrants to purchase 669,009 shares at an exercise price of $0.06 per share.

Also, on July 9, 2008, the Reporting Person assigned 75,000 warrants to purchase Common Stock to several individual employees of the Reporting Person and its affiliate, for professional services rendered to the Reporting Person.

On March 7, 2007, the Reporting Person transferred 22,000 shares of Common Stock to several individual employees of the Reporting Person and its affiliate, for professional services rendered to the Reporting Person.

(c)	In the sixty days prior to July 9, 2008, the Date of the Event requiring the filing of this Statement, the Reporting Person did not engage in any transactions involving Issuer's Common Stock. However, see Item 5(a) with respect to stock issuances to the Reporting Person during such 60 day period.

(d)	No person, other than the person identified at Item 2 is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	N.A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N.A.

Item 7. Material to be Filed as Exhibits.

N.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2013

SAN JUAN HOLDINGS, INC.

BY: /s/ADDISON M. LEVI III

       Addison M. Levi III

       Principal